FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
Form 6-K

Signature
Exhibit 99.1 — Press Release

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
	By:	/s/ Simon Dewhurst
	Name:	Simon Dewhurst
	Title:	Executive Vice President and Chief Financial Officer

Date: May 14, 2008

Exhibit 99.1
FOR IMMEDIATE RELEASE
MELCO PBL ENTERTAINMENT NAMES
GREG HAWKINS CHIEF EXECUTIVE OFFICER OF CITY OF DREAMS AND
KEITH HEISE CHIEF EXECUTIVE OFFICER OF CROWN MACAU
Macau, May 14, 2008 — Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) announced today the appointment of Greg Hawkins as Chief Executive Officer of City of Dreams, MPEL’s flagship integrated urban entertainment resort project being developed on Cotai.
Keith Heise has been appointed as Chief Executive Officer of Crown Macau with immediate effect.
Greg was formerly Chief Executive Officer of Crown Macau, a position he took up in January 2006. In this capacity, Greg led the pre-opening activities at the property, and together with Keith has overseen the continuous improvement in performance at Crown Macau following its opening in mid-2007. Prior to joining MPEL, Greg was General Manager for gaming at SKYCITY Entertainment Group, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. He also previously held a number of senior management positions at Crown Melbourne and at the Victorian TAB.
Keith Heise was formerly the Chief Financial Officer at Crown Macau, a position he took up in August 2006 as part of the pre-opening team. Before joining MPEL, Keith was Vice President, Finance, at Venetian Macau, where he participated in the finance department operations set-up and hiring. Keith qualified as a Certified Public Accountant in New Mexico, USA in 1978 while at KPMG.
“I am delighted to announce these internal promotions”, said Lawrence Ho, Co-Chairman and CEO of MPEL. “We have put together a world-class senior management team which brings invaluable experience to MPEL and sets a strong foundation for our future growth. Both Greg and Keith have made an enormous contribution to the success of the company to date, and I look forward to their continued leadership in the future”.
About Melco PBL Entertainment (Macau) Limited
Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-chairman and a Director of MPEL.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
For further information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-pbl.com